UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42462

Mint Incorporation Limited

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On September 28, 2026, the name of Mint Incorporation Limited (the “Company”) was changed to “Axonex AI Group Limited”, effective upon the issuance of a certificate of change of name by the Registrar of Corporate Affairs of the British Virgin Islands. In connection with the change of name, the Company has amended and restated its memorandum and articles of association to reflect the new name, a copy of which is filed as Exhibit 1.1 to this report on Form 6-K.

Effective as of the open of market trading on October 13, 2026, the Company’s Class A ordinary shares will begin trading on the Nasdaq Capital Market under the new name and the new ticker symbol “AXNX” (previously “MIMI”). The CUSIP number of the Class A ordinary shares of the Company will remain the same.

On October 9, 2026, the Company issued a press release announcing the change of name and the change of ticker symbol. A copy of such press release is filed as Exhibit 99.1 to this Form 6-K.

This report, including Exhibits 1.1 and 99.1 hereto, is incorporated by reference into the Company’s registration statement on Form F-3, as amended, filed with the Securities and Exchange Commission on May 19, 2026 (File No. 333-296027) and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Fourth Amended and Restated Memorandum and Articles of Association
99.1	Press Release – Axonex AI Group (NASDAQ: AXNX) Solidifies Transformation into an AI and Robotics-Focused Company: Formerly Mint Incorporation Limited (NASDAQ: MIMI), the Company Unveils New Corporate Identity and Ticker to Reflect Strategic Focus on AI and Robotics as Its Primary Growth Engine, dated October 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2026	Mint Incorporation Limited

	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Chairman of the Board

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